CEMEX, S.A.B. de C.V.
Av. Ricardo Margáin Zozaya #325
Colonia Valle del Campestre
Garza García, Nuevo León
México 66265

                   July 17, 2013

VIA EDGAR
Mr. Rufus Decker
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 4631
Washington, D.C. 20549

Re:	CEMEX, S.A.B. de C.V. (File No. 1-14946)
Form 20-F for the Fiscal Year Ended December 31, 2012

Dear Mr. Decker:

We have received your letter of July 16, 2013, and thank you for your comments to our 2012 Annual Report on Form 20-F and our response letter dated July 11, 2013. We are in the process of diligently preparing our response, but respectfully request an extension of time. We plan to file our response with the Securities and Exchange Commission on or before August 13, 2013. While we do not anticipate any difficulties in meeting that schedule, if for any reason we are unable to make that date, we would of course contact you in advance.

If you have any questions or require additional information, please contact Adam G. Waitman at (212) 735-2896 of our U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP, or the undersigned at (212) 317-6005.

Very truly yours,

/s/ Guillermo Francisco Hernández Morales
Guillermo Francisco Hernández Morales
Attorney-in-Fact / General Counsel North America and Trading

cc:	Nudrat Salik
Securities and Exchange Commission
Division of Corporation Finance

Adam G. Waitman
Skadden, Arps, Slate, Meagher & Flom LLP